599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

April 29, 2022

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Attention: Sherry Haywood and Asia Timmons- Pierce

Re:	Microvast Holdings, Inc. (the “Company”) Amendment No. 6 to Registration Statement on Form S-1

Filed April 8, 2022

File No. 333-258978

Ladies and Gentlemen:

We are writing on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter dated April 25, 2022 (the “Comment Letter”) with respect to Amendment No. 6 to the Registration Statement on Form S-1 filed by the Company on April 8, 2022.

This letter is being submitted together with the Company’s filing of Amendment No. 7 to the Registration Statement on Form S-1 (the “Amendment No. 7”), which reflects revisions and updates, among other things, to address the Staff’s comments.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 7.

Amendment No. 7 to the Registration Statement on Form S-1, filed April 29, 2022

Prospectus Cover Page, page i

1. We note your response to prior comment four. With respect to the registration of the resale of 837,000 private warrants owned by the Sponsor, please disclose in the risk factor section that cash proceeds associated with the exercises of the warrants are dependent on the stock price.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 66.

The uncertainty in global economic conditions, such as those associated with Russia's recent invasion of Ukraine, page 58

2. We note your disclosure you currently expect sales in Russia to increase significantly in 2022. Please elaborate on what you expect sales to be in 2022 so that investors have a better appreciation of this risk.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on pages 58-59 and updated the disclosure to state that the Company expects sales in Russia may increase significantly in 2022 given the uncertainties.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Liquidity and Capital Resources, page 100

3. We note your response to prior comment 17 and we reissue this comment. We note that the projected revenues for 2021 were $230 million, as set forth in the unaudited prospective financial information Microvast’s management prepared and provided to the Microvast Board, Microvast’s financial advisors and Tuscan in connection with the evaluation of the Business Combination. We also note that your actual revenues for the year ended December 31, 2021, that you reported in your Form 10-K, was approximately $152 million. You missed your 2021 revenue projection. Please update your disclosure here and elsewhere to address this.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 100.

General

4. On page 58, you refer to your business in Russia. Please describe the impact of Russia’s invasion of Ukraine on your business. In addition to the general impact, please also consider the impact on your supply chain, any impact from sanctions and export controls and whether you will need to evaluate any aspects of your business for impairment. If the impact is not material, please explain why.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on pages 58-59.

5. Please identify whether any export control restrictions and sanctions are applicable to your business and describe the impact on the company and investors.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on pages 58-59.

6. If you conduct operations or have assets in Russia, consider disclosing the risk that the Russian government may nationalize your assets and quantifying the potential impact to your financial statements, if material.

Response: In response to the Staff’s comment, the Company has updated its existing risk factor on pages 58-59 and added a new risk factor on page 59. The Company does not own any assets or employ any personnel in Russia or the Ukraine.

7. [Oral Comment] We note that one or more of your officers or directors are located in China or Hong Kong. Please revise to include both risk factor disclosure as well as a separate Enforceability section to address the difficulty of bringing actions against these individuals and enforcing judgments against them.

Response: In response to the Staff’s comment, please note the Company’s existing disclosure on page 32 and that the Company has provided additional disclosure on page 93.

*****

We hope that the forgoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 214-271-5658 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Alain Dermarkar
Alain Dermarkar

cc:	Bill Nelson, Shearman & Sterling LLP
Emily Leitch, Shearman & Sterling LLP

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